EMERALD ISLE RESOURCES INC.
106 Fielding Road, Lively, Ontario, Canada, P3Y 1L5
Telephone 705-682-0649 *Fax 705-682-2447*

02028363

March 28, 2002 Via First Class Mail

Lechmigen Platinum Corp.

Securities & Exchange Commission
450 - 5th St. N.W.
Washington DC 20549

SUPPL

02 APR 15 AM 10:21

Attention : Office of International Corporate Finance
Re : US 12g3-2(b) Exemption #82-1456

Dear Reader:

Enclosed please find Emerald Isle Resources Inc.'s unaudited financial statements for the three months ended January 31, 2002, for your records. Also enclosed is a copy of Emerald Isle Resources Inc.'s March 28th press release.

If you have any questions or comments, please contact the undersigned.

Thank you.

Sincerely,

Marie Lapierre

EMERALD ISLE RESOURCES INC.
Per: M.N. Lapierre
Administration

/ml
Encls.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

5/15

82-1456

Emerald Isle Resources Inc.

Unaudited Financial Statements

for the

Three Months Ended January 31, 2002

82-1456

EMERALD ISLE RESOURCES INC.
BALANCE SHEET
AS AT JANUARY 31, 2002
(With comparative figures as at October 31, 2001)

		Jan. 31, 2002 (unaudited)	Oct. 31, 2001 (audited)
ASSETS			
CURRENT ASSETS			
Cash		$ 7,738	$ 17,813
Accounts receivable		1,439	2,259
Prepaid expenses	*note 4*	23,048	7,686
		32,225	27,758
CAPITAL ASSETS	*notes 1 and 2*	216,243	216,243
OTHER ASSETS			
Deferred mineral property expenditures	*notes 1 and 3*	915,880	908,268
Mineral property acquisitions	*notes 1 and 5*	722,582	722,582
Investment in joint venture	*notes 1 and 4*	4,222	4,222
Deferred development expenditures	*notes 1 and 6*	393,870	393,870
		2,036,554	2,028,942
TOTAL ASSETS		**2,285,022**	**2,272,943**
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		101,490	93,675
Long-term debt due within one year	*note 4*	6,667	6,667
		108,157	100,342
LONG-TERM DEBT			
Loan payable	*note 4*	30,000	30,000
Principal payments due within one year		(6,667)	(6,667)
		23,333	23,333
OTHER LIABILITIES			
Advances from related parties	*note 4*	69,217	69,217
Advances from shareholders	*note 4*	67,096	48,168
		136,313	117,385
TOTAL LIABILITIES		**267,803**	**241,060**
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Issued and fully paid		3,045,451	3,041,701
RETAINED EARNINGS			
Balance (deficit) - at beginning of year		(1,009,818)	(959,732)
Earnings (loss) for the period		(18,414)	(50,086)
Balance (deficit) - at end of period		(1,028,232)	(1,009,818)
TOTAL SHAREHOLDERS' EQUITY		**2,017,219**	**2,031,883**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 2,285,022**	**$ 2,272,943**

Approved on behalf of the Board

Sgd. "*Edward W. Helfrick*"

EMERALD ISLE RESOURCES INC.
STATEMENT OF EARNINGS
FOR THE THREE MONTHS ENDED JANUARY 31, 2002
(With comparative figures for the three months ended January 31, 2001)
(Unaudited)

		Three months ended	
		Jan. 31/02	Jan. 31/01
REVENUE	*note 4*	$ 0	$ 0
EXPENSES	*note 4*		
Wages and employees benefits			
Management fees		7,500	6,000
Professional fees		1,867	697
Office and administration		6,268	3,129
Maintenance and stock exchange fees		2,634	6,060
Interest on long-term debt			
Corporation/property tax		145	
Vehicle and travel			
Utilities			
Occupancy costs			
Total Expenses		18,414	15,886
EARNINGS (LOSS) FOR THE PERIOD		$ (18,414)	$ (15,886)
EARNINGS (LOSS) PER SHARE		$ (0.002)	$ (0.002)

82-1456

EMERALD ISLE RESOURCES INC.

CASH FLOW STATEMENT

AS AT JANUARY 31, 2002

(With comparative figures as at January 31, 2001)

(Unaudited)

	Three months ended Jan. 31/02	Three months ended Jan. 31/01
CASH GENERATED FROM (USED FOR)		
OPERATING ACTIVITIES		
Earnings (loss) for the period	$ (18,414)	$ (15,886)
Changes in non-cash working capital components		
- accounts receivable	820	1,681
- prepaid expenses	(15,362)	
- accounts payable	7,815	2,529
	(25,141)	(11,676)
INVESTMENT ACTIVITIES		
Deferred development expenditures		
Deferred mineral property expenditures	(7,612)	
Advances to joint venture		
Mineral property acquisitions		
Capital assets		
	(7,612)	
FINANCING ACTIVITIES		
Issuance of capital stock	3,750	
Advances from related parties		(20,000)
Advances from shareholders	18,928	(9,051)
Principal payments on long-term debt		
	22,678	(29,051)
INCREASE (DECREASE) IN CASH	(10,075)	(40,727)
CASH POSITION - at beginning of period	17,813	50,720
CASH POSITION - at end of the period	**$ 7,738**	**$ 9,993**

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy

The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets

Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy

The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest

The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs

The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.

These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	July 31, 2001 Accumulated Depreciation	Net
Milling and processing equipment	$ 235,889	$ 160,343	$ 75,546
Mill building	169,748	31,306	138,442
Mining equipment	2,169	1,458	711
Vehicles and moveable equipment	1,713	1,283	430
Other equipment and furniture	1,878	1,258	620
Computer equipment	1,039	864	175
Culverts	444	125	319
Land			
	$ 412,880	$ 196,637	$ 216,243

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	Oct. 31/01	Additions	Jan. 31/02
Drilling	$ 366,211		$ 366,211
Stripping and trenching	259,007		259,007
Engineering and drafting	94,946		94,946
Line cutting, sampling and assays	69,780	3,286	[illegible]
Equipment rental	55,996		[illegible]
Extraction and crushing	23,015		[illegible]
Travel, accommodation and supplies	27,438	[illegible]	[illegible]
Safety and environmental	15,000	230	15,230

Road construction	9,212		9,212
Materials shipped to mill	(12,337)		(12,337)
	$ 908,268	$ 7,612	$ 915,880

The deferred mineral property expenditures, allocated between properties, are as follows:

	Oct. 31/01	Additions	Jan. 31/02
Kenty	$ 505,488		$ 505,488
Chester	255,291	230	255,521
Joint Venture (Street)	133,679		133,679
Meat Cove	3,530	7,326	10,856
Weirs Pond	9,216	55	9,271
St. Stephen	1,064		1,064
	$ 908,268	$ 7,612	$ 915,880

Deferred mineral property expenditures totalling $642,978 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company, of flowing tax benefits through to investors, have not been recorded in the accounts.

4. **INVESTMENT IN JOINT VENTURES**

ECOSOURCE GARNET, INC.

The company's proportionate one-third interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		July 31/01
ASSETS		
Cash		
Accounts receivable		$ 0
Prepaid expenses		7,541
Capital assets	*note 2*	216,243
Deferred mineral property acquisitions	*note 5*	216,913
Deferred development expenditures	*note 6*	393,870
Deferred mineral property expenditures	*note 3*	133,679
		$ 968,246
LIABILITIES		
Accounts payable		$ 55,677
Loan payable		30,000
Advances from shareholders		16,053
Advances from related company/party		61,099
		$ 162,829
REVENUE		
Interest earned		$ 0
EXPENSES		$ 0

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company, of flowing tax benefits through to investors, has not been recorded in these financial statements.

1098881 ONTARIO LIMITED

The company entered into a joint venture agreement with 1098881 Ontario Limited regarding sixteen patented mining claims in Swayze and Dore Townships, Ontario. Under the terms of the agreement, 1098881 Ontario Limited has acquired a 70% interest in the property by incurring $627,822 in qualified exploration expenditures.

In addition, 1098881 Ontario Limited must expend $1,000,000 in qualified expenditures over twenty-four months before Emerald Isle Resources Inc. is required to contribute its pro rata share of the expenditures.

5. MINERAL PROPERTY ACQUISITIONS

The mineral property acquisitions consist of:

			2002
a)	Chester Property - Porcupine Mining Division, Ontario. Seventeen single unit unpatented mining claims were acquired in 1984 for $10,000 cash, issuance of 150,000 shares and the proposed issuance of up to 50,000 shares subject to approval by the regulatory authorities.	$	107,500
b)	Kenty Property - Township of Swayze, District of Sudbury. Sixteen single unit patented mining claims were acquired in 1985 for $75,000 cash, issuance of 100,000 shares and the proposed issuance of 100,000 shares subject to approval by the regulatory authorities.		386,500
c)	Street Property - Street Township, District of Sudbury. Eighteen unpatented mining claims, comprising of 52 units, have been acquired at a cost of staking of $288 and the issuance of 100,000 shares ($65,000). These eighteen claims were transferred to EcoSource Garnet Inc. on July 30, 1996. (see note 4) An additional 3 unpatented mining claims, consisting of 21 units, were acquired in 2000 at the cost of staking.		216,913
d)	Meat Cove Property - Inverness County, Cape Breton, Nova Scotia. The company obtained in 2001 an option to purchase twenty-four unpatented mining claims under Mining License #00205 upon payment of $170,000. The company has paid $2,015 under the terms of the agreement.		2,015
e)	Weirs Pond, Central Newfoundland. The company acquired in 2001 thirty-five unpatented mining claims under mining lease license #8034M at the cost of staking.		5,409
f)	St. Stephen, Charlotte, New Brunswick. The company acquired in 2001 nineteen unpatented claims at the cost of staking.		4,245
		$	722,582

The titles to all the mining claims are in good standing.

6. **DEFERRED DEVELOPMENT EXPENDITURES**

The deferred development expenditures consist of:

		July 31, 2001		
MILLING OPERATIONS				
Depreciation	$	196,637		
Consulting		13,887		
Pump rentals		0		
Extraction costs of raw materials consumed		14,575		
Wages and employee benefits		32,376		
Equipment repairs and maintenance		9,972		
Utilities		9,469		
Management fees		36,262		
Travel and accommodation		2,288		
Freight costs and brokerage fees		1,245		
Supplies		1,114		
Packaging		465		
Fuel		402	$	318,692
MARKET DEVELOPMENT				
Wages and consulting fees		37,942		
Travel and accommodations		12,827		
Office and general		10,510		
Advertising		1,516		
Telephone		1,116		
Occupancy cost	$	38,986		102,897
SALES				(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES - *note 4*			$	393,870

82-1456

Schedule A - Financial Statements

The unaudited financial statements for the three months ended January 31, 2002 are attached.

Schedule B - Supplementary Information

1 The breakdown of deferred exploration expenditures is included in Schedule A.

2 Management and administrative fees of $5,870 and mineral exploration expenditures (incurred on EcoSource Garnet Inc. garnet property in which Emerald Isle Resources Inc. holds a one-third interest) of $5,881 were paid or owing to a company managed by a director of Emerald Isle Resources Inc., during the period of this report.

3 (a) The company issued 25,000 common shares at $0.15 per share on January 28, 2002, pursuant to the exercise of a stock option agreement dated October 12, 2001.

(b) There were no options granted during the period of this report.

4 (a) The company's authorized capital consists of 100,000,000 common shares.

(b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2001
For cash	6,809,530	$1,648,184
Flow-through shares	1,281,540	901,978
For property	1,100,000	481,500
For debt settlement	27,145	10,039
	9,218,215	3,041,701
Issued during the period - for cash	25,000	3,750
	9,243,215	$3,045,451

(c)
- 469,900 directors' options at $0.15 exercisable on or before June 25, 2004.
- 75,000 employees' options at $0.15 exercisable on or before October 12, 2003.
- 750,000 non-transferable half-share purchase warrants entitling the holder to purchase one common share for every two warrants at a price of $0.10. The warrants expire Aug. 28/02.

(d) There are 375,000 shares held in escrow.

5 At the date of this report, the directors and officers of the company are as follows:

Blanchard, Edward J., President & Director
Dupuis, Debra A., Corporate Secretary
Helfrick, Edward W., Director

Resource Properties - The mineral properties consist of:

Chester Township, Ontario - Seventeen single unit unpatented gold mining claims in Chester Township, Porcupine Mining Division, Ontario. All claims remain in good standing.

Swayze Township, Ontario - Sixteen single unit patented mining claims, Kenty Property, in the Township of Swayze, District of Sudbury. All claims remain in good standing. The company holds a 30% interest in the property.

Street Township, Ontario - Twenty-one unpatented mining claims, Street Property, in the Township of Street, District of Sudbury. All claims remain in good standing. The company holds a one-third interest in the property.

Meat Cove, Inverness County, Cape Breton, Nova Scotia - option to purchase twenty-four unpatented mining claims under Mineral License #00205 upon payment of $170,000. $2,015 has been paid under the terms of the agreement. All claims remain in good standing.

Weirs Pond, Central Newfoundland - Thirty-five unpatented mining claims under Mining Lease License #8034M. All claims remain in good standing.

St. Stephen, Charlotte, New Brunswick - Nineteen unpatented claims. All claims remain in good standing.

Schedule C - Management Discussion

Emerald Isle Resources Inc. is a public company (CDNX: EIR) focused on the exploration and development of precious metals and industrial minerals.

In December 2001, the Company announced that it had entered into an option agreement to acquire a Mineral License comprising 24 claims in Cape Breton, Nova Scotia. This property has been explored since the 1930's for zinc, but the Company's primary interest is the geological unit brucite in which the zinc occurs; brucite is high in magnesium oxide. Exploration and sampling have indicated a deposit width of up to 300 ft., traced for over 4000 ft. The zinc zone follows along the contact of the brucite and calcite zone. Preliminary metallurgical work has indicated this is an excellent source of magnesium and calcium rock for the making of magnesium chloride, calcium chloride, and calcium acetate products used for deicing and dust suppression. In order to keep the option in good standing and to complete the acquisition, the Company has paid a $2,000 deposit, and must make further payments according to the following schedule:

$4,000	on or before August 22, 2002
$4,000	on or before August 28, 2003
$10,000	on or before August 28, 2004
$25,000	on or before August 28, 2005
$25,000	on or before August 28, 2006

Within 180 calendar days after August 28, 2006, a final payment of $100,000 is required. The property is subject to a royalty of $0.25 per tonne mined, payable semi-annually to the optionor.

The Company is currently negotiating the terms and conditions of a joint venture agreement with a private, Ontario-based company. The objective of the joint venture would be to establish commercial production of magnesium chloride, calcium chloride, and calcium magnesium acetate in Nova Scotia, Canada.

In December 2001, the Company also announced that it had granted a private, Ontario-based exploration company the option to acquire an 80% interest in seventeen unpatented gold mining claims in Chester Twp., Ontario. The Company has received a $15,000 deposit, and in order to keep the option in good standing and to acquire its interest, the optionee must pay $15,000 per year for the next 4 years. The optionee must also incur $200,000 in qualified exploration expenditures by August 31, 2005. Upon payment in full of the option price, which may be accelerated at the optionee's discretion, the Company and the optionee shall enter into a joint venture, with the objective of exploiting the property. The Company will participate in the management of the project, but will have no obligation to contribute any funds in order to retain its 20% interest.

Emerald Isle Resources Inc. holds a one-third interest in EcoSource Garnet, Inc. ("Eco"), the owner of an almandine garnet deposit in Street Township, Ontario. The garnet project requires funds to complete Phase II of the project, which involves boosting the garnet pilot processing plant, constructed during Phase I and not currently in operation, to commercially-feasible production levels, and integrating the production of mica with garnet abrasive production. The project's mission is to provide for sale garnet abrasives for water-jet cutting and sand-blast applications, and ground mica for various industrial applications.

Efforts to raise project funds continue.

During the period covered in this report, the Company issued 25,000 common shares at $0.15 per share pursuant to the exercise of a stock option agreement.

Subsequent to the period covered in this report, the Company announced the private placement of a total of 524,545 common shares in the capital stock of the Company, at a price of $0.22 per share, subject to regulatory approval. Proceeds will be used for general corporate purposes.

Investor Relations - There were no investor relations arrangements or contracts entered into by the Issuer during the period.

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF *Schedules B & C*

ISSUER DETAILS

NAME OF ISSUER	***Emerald Isle Resources Inc.***
ISSUER ADDRESS	*106 Fielding Rd, Lively, Ont., Can., P3Y 1L5*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*None*
CONTACT E-MAIL ADDRESS	*None*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***January 31, 2002***
DATE OF REPORT	*March 28, 2002*

CERTIFICATE

SCHEDULES B&C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Edward W. Helfrick	*"Edward W. Helfrick"*	*March 28, 2002*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Edward J. Blanchard		*March 28, 2002*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

EMERALD ISLE RESOURCES INC.
106 Fielding Rd.
Lively, Ontario, Canada, P3Y 1L5

Tel: (705) 682-9234
Fax: (705) 682-?447

82-1456

News Release - March 28, 2002
CDNX:EIR

Company Announces Private Placement

Emerald Isle Resources Inc. announces a private placement of a total of 227,272 common shares in the capital stock of the company, at a price of $0.22 per share. This private placement is subject to regulatory acceptance.

Upon completion of the private placement, subject to regulatory acceptance, a finder's fee equal to 10 percent of the gross proceeds of the financing will be payable to a finder dealing at arm's length to the company.

The company plans to use the proceeds for general corporate purposes. The closing price of the company's shares for the trading day immediately preceding this press release was $0.18 per share.

For further information, please contact the company at 705-682-9234, or write to 106 Fielding Rd., Lively, Ontario, P3Y 1L5.

On behalf of the Board of Directors,

E. Blanchard

Edward J. Blanchard
President